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EXHIBIT 12.1

        AFFINITY GROUP, INC.

Earnings to Fixed Charge Ratio

	2008	2009	2010	Proforma 2010	March 2011	March 2010	Pro forma March 2010
Earnings
Pretax Income from Ops	(114,185)	(49,314)	(20,266)	(12,624)	(2,499)	(9,584)	(3,943)
Fixed Charge Adjustments
Interest Expense, Net	23,649	30,356	38,732	44,753	11,173	9,155	11,212
Add back Interest Income	579	517	499	499	125	126	126
Amortization of Capitalized Financing	1,418	2,991	3,562	2,964	622	1,206	594
Interest Component of Rental Expense	942	1,359	1,570	1,570	403	391	414

Earnings as Adjusted	(87,597)	(14,091)	24,097	23,402	9,824	1,294	8,403

Fixed Charges
Interest Expense, Net	23,649	30,356	38,732	44,753	11,173	9,155	11,212
Add back Interest Income	579	517	499	499	125	126	126
Amortization of Capitalized Financing	1,418	2,991	3,562	2,964	622	1,206	594
Interest Component of Rental Expense	942	1,359	1,570	1,570	403	391	414

Total Fixed Charges	26,588	35,223	44,363	49,786	12,323	10,878	12,346

Ratio of earnings to fixed charges	(3.3)	(0.4)	0.5	0.7	0.8	0.1	0.7

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  EXHIBIT 12.1